UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated May 9, 2018, announcing the results of the Company's general meeting of shareholders.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 9, 2018

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Wednesday 9 May 2018 – 5.45 p.m. CET ____________________________________________

EURONAV GENERAL SHAREHOLDERS
MEETING APPROVES 2017 DIVIDEND

ANTWERP, Belgium, 9 May 2018 – Euronav NV (NYSE:  EURN & Euronext: EURN) ("Euronav") is pleased to announce that today the General Meeting of Shareholders has approved the annual accounts for the year ended 31 December 2017, as well as the gross dividend of USD 0.06 per share. The dividend will be payable as from 23 May 2018. The shares will trade ex-dividend as from 14 May 2018 (record date 15 May 2018).
The dividend to holders of Euronext shares will be paid in EUR at the USD/EUR exchange rate of the record date. In view of this dividend payment, investors are reminded that shareholders cannot reposition their shares between the Belgian share register and the U.S. share register from Monday 14 May 2018 9 a.m. CET until Wednesday 16 May 2018 9 a.m. CET.
The shareholders further:
•	approved the re-appointment of Mr. Carl Steen as Independent Director for a term of four years, until and including the Ordinary General Meeting to be held in 2022;
•	approved the re-appointment of Mrs. Anne-Hélène Monsellato as Independent Director for a term of four years, until and including the Ordinary General Meeting to be held in 2022;
•	approved the re-appointment of Mr. Ludovic Saverys as Director for a term of three years, until and including the Ordinary General Meeting to be held in 2021;
•
approved the reappointment of Mr. William Thomson as Independent Director until the closing date of the merger with Gener8 Maritime Inc. or for a term of two years, until and including the Ordinary General Meeting to be held in 2020, whichever comes first;

•
resolved to appoint Mr. Steven D. Smith as Independent Director, on condition the merger with Gener8 Maritime Inc. has become effective. Mr. Smith will be appointed Independent Director as from the date of closing of the merger for a period of three years, until and including the Ordinary General Meeting to be held in 2021;

•
acknowledged that Mrs. Patricia Leleu will replace Mr. Götwin Jackers as permanent representative of the external auditor of the company, KPMG Bedrijfsrevisoren Burg. CVBA, as from the date of this meeting.

The minutes of the General Meeting of Shareholders will be uploaded on Euronav's website (www.euronav.com) in the "Investors" section under "General Assemblies".

PRESS RELEASE Wednesday 9 May 2018 – 5.45 p.m. CET ____________________________________________

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel:  +44 20 7870 0436
Email:  IR@euronav.com

Announcement of final half year results 2018: Thursday, 9 August 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus vessel, 28 VLCCs, 20 Suezmaxes, two Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.